June 15, 2006

By EDGAR Transmission and by Courier

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Mail Stop 3561

Re:	Telecom Communications, Inc. Form 10-KSB for Fiscal Year Ended September 30, 2005 Filed January 5, 2006

Form 10-QSB for Fiscal Quarter Ended March 31, 2006 File No. 333-62236

On behalf of Telecom Communications, Inc. (“TCOM” or the “Company”), we hereby submit Telecom’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated May 17, 2006, regarding the above referenced Forms 10-KSB and 10-QSB.

For the convenience of the Staff, each of the Staff’s comments is included herein and is followed by the corresponding response.

Form 10-QSB for the Quarter Ended December 31, 2005

5. Stock Transactions, page 7

1. SEC Comment:

Refer to your response to comment 6 and tell us whether the stock issued to your Chief Financial Officer and two consultants was fully vested at the issuance dates of November 16, 2005 and December 20, 2005 respectively. If so, tell us whether these persons are required to return the stock (or pay a penalty in cash) if they do not perform the services over the two year period as specified in the employment and consulting contracts.

Telecom Response:

The Company reported to us that the stock issued to the Chief Financial Officer and two consultants were fully vested at the issuance dates of November 16, 2005 and December 20, 2005, respectively.

According to the Company, on November 16, 2005, TCOM issued 1,000,000 shares of TCOM's common stock, par value $0.001 per share, which consisted of a sign-on bonus of 650,000 shares and an upfront incentive bonus for services to be performed throughout the term of the employment contract of 350,000 shares to the Chief Financial Officer of TCOM. There was no provision for the return of stock in the contract because these stock payments were not paid in consideration for future services, but as an incentive for joining TCOM and the yearly bonus. According to the Company, based on the above, the Company expensed the entire payment of $490,000 as Stock Based Compensation expenses for the quarter ended December 31, 2005.

The Company reported to us that on December 20, 2005, TCOM issued 4,000,000 shares of TCOM's common stock, par value $0.001 per share, to two consultants of TCOM as a consultancy fee at the then market price of $.43 per share, resulting in an expense of $1,720,000. According to the Company, the consultants are required to provide the service to the Company for two years and they are required to return the stock for the unexpired period of their service agreement with the Company if they do not perform the services. The Company reported to us that it recorded a debit to the stock based compensation expense over the applicable service periods.

Form 10-QSB for the Quarter Ended March 31, 2006

5. Stock Transactions, page 11

2. SEC Comment:

Your response to comment 6 seems to indicate that you will amortize the value of the stock issued to your Chief Financial Officer over the two year period specified in the contract. However, your disclosure in this footnote seems to indicate that you expensed the entire value of this stock upon issuance. Please clarify for us in your response letter this apparent discrepancy and explain to us your GAAP basis for your accounting treatment.

Telecom Response:

The Company reported to us that its response to comment 6 was incorrectly stated in the last comment letter. As far as the stock paid to TCOM’s Chief Financial Officer is concerned, please review the Company’s response above regarding the shares issued to the Chief Financial Officer. The Company reported to us that it recorded the value of the 1,000,000 shares at the market price of the exercise date, and it expensed the whole stock value of $490,000 as Stock-Based Compensation Paid since it was a sign-on bonus for the Chief Financial Officer to join the Company and an upfront incentive bonus. Therefore, the Company expensed the entire amount for the quarter ended December 31, 2005.

6. Income Taxes, page 11

3. SEC Comment:

Your response to comment 4 seems to indicate that you do not believe a provision for income taxes in China is necessary because you conduct your business directly with BVI companies. However, your disclosure in this footnote seems to indicate that you do not believe a tax provision is necessary because your subsidiaries are fully exempted from PRC enterprise income tax for two years starting from the first profit making-year. Please tell us in your response letter and expand your disclosure to clearly indicate which situation above causes you to believe that no income tax provision is necessary. If the former, please revise to include a disclosure here or within MD&A similar to the one proposed in your response to comment 4, including quantification of the amount of taxes that could be owed and penalties that could be assessed. If the latter, please disclose what your 1st profit making year was and when you anticipate having to begin paying taxes.

Telecom Response:

The Company reported to us that it is eligible for a 2-year tax exemption from the PRC enterprise tax for two years starting at the first profit making-year. According to the Company, this exemption is the primary reason why it has not provided for a PRC income tax. The Company reported to us that its first profit taking year will be 2005 and therefore it anticipates that the first year it will be subject to the PRC tax will be in 2007.

10. Restatement of Prior Interim Condensed Financial Statements—March 31, 2005, page 13

4. SEC Comment:

Refer to your Restatement of Interim Statement of Operation and Comprehensive Loss tables on pages 14 and 15 and tell us why you restated to record stock-based compensation expense for the three and six months ended March 31, 2005. In this regard, we note in your Stock Transactions footnote on page 11 that your stock issuances all occurred during fiscal year 2006. If you issued stock as compensation during the six month period ended March 31, 2005, please discuss the issuance(s) within the Stock Transactions footnote on page 11 or within this restatement footnote.

Telecom Response:

The Company reported to us that it issued 3,000,000 and 3,500,000 shares to officers and consultants during the year ended September 30, 2004 and 2005, respectively, and TCOM expensed the entire value of this stock upon issuance.

According to the Company, during the three months ended December 31, 2005, TCOM issued the other 4,000,000 shares to two consultants and an additional 1,000,000 shares to the Chief Financial Officer. The Company reported to us that during the three months ended March 31, 2006, TCOM issued 3,000,000 shares to 3 consultants.

The Company stated to us that it accepts the SEC comment and has amortized all those stock-based compensation expenses over the period specified in the contract. Therefore, according to the Company, it made adjustments on the stock-based compensation expenses for the six months ended March 31, 2006 and also made adjustments to all previous stock-based compensation expenses to all relevant periods, and as a result, a restatement of the previous financial statements is needed.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Harvey K. Newkirk at (212) 536-4877.

Sincerely,

By:	/s/ Harvey K. Newkirk
Harvey K. Newkirk